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SECUR 05041599 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2004 (MM/DD/YY) AND ENDING JUNE 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOMESTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, (City) NEW JERSEY (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK SHEFTS 201-782-0888
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, (Address) ROCKVILLE CENTRE, (City) NY (State) 11570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/3/05

OATH OR AFFIRMATION

I, MARK SHEFTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DOMESTIC SECURITIES, INC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E



Signature

President
Title



Notary Public

HARRY LEFKOWITZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/29/2009

DOMESTIC SECURITIES, INC.

FINANCIAL REPORT

JUNE 30, 2005

15

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

DOMESTIC SECURITIES, INC.
Financial Report
June 30, 2005

CONTENTS

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Domestic Securities, Inc.
Montvale, New Jersey

We have audited the accompanying statement of financial condition of Domestic Securities, Inc. as of June 30, 2005, and the related statements of income, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Securities, Inc. as of June 30, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 7, 2005

DOMESTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash and cash equivalents		$ 690,118
Receivable from brokers		4,575,415
Securities owned – at market value		968,357
Property and equipment – net		201,926
Other investments		220,400
Receivable from related parties		2,491,973
Other assets		62,254
Security deposits		11,804
Total Assets		$ 9,222,247

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker		$ 648,655
Accounts payable		924,009
Accrued expenses		687,766
Income taxes payable		55,000
Securities sold, not yet purchased – at market value		324,709
Total Liabilities		2,640,139
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value; authorized 200 shares, issued and outstanding 150 shares	$ 150	
Additional paid-in capital	3,435,400	
Retained earnings	3,146,558	
Total Stockholders' Equity		6,582,108
Total Liabilities and Stockholders' Equity		$ 9,222,247

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

REVENUES:		
ECN fees - net		$ 14,301,326
Trading gains – net		6,039,219
Brokerage commissions and fees – net		514,953
Other		391,057
Interest and dividends		548,447
Total Revenues		21,795,002
COSTS AND EXPENSES:		
Clearing charges	$ 294,191	
Communication costs	1,331,638	
Employee compensation and benefits	6,960,572	
Occupancy costs	392,704	
Regulatory fees	270,650	
ECN Rebates	9,210,708	
Other operating expenses	2,945,933	
Total Costs and Expenses		21,406,396
Income before Provision for Income Taxes		388,606
Provision for Income Taxes		224,000
NET INCOME		$ 164,606

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 150	$3,435,400	$2,981,952	$ 6,417,502
Net Income	-	-	164,606	164,606
Balance – End of Year	$ 150	$3,435,400	$3,146,558	$ 6,582,108

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS
FOR THE YEAR ENDED JUNE 30, 2005

N

O

N

E

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash Flows from Operating Activities:		
Net Income		$ 164,606
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation		137,804
(Increase) Decrease in Operating Assets:		
Receivable from brokers	$(29,701)	
Securities owned – at market value	1,803,886	
Other assets	(5,862)	
Security deposits	30,229	1,798,552
Increase (Decrease) in Operating Liabilities:		
Accounts payable	510,539	
Accrued expenses	133,066	
Payable to clearing broker	(2,404,508)	
Income taxes payable	224,000	
Securities sold, not yet purchased – at market value	232,403	(1,304,500)
Net Cash Provided by Operating Activities		796,462
Cash Flows from Investing Activities:		
Purchases of property and equipment		(144,297)
Net Cash (Used) in Investing Activities		(144,297)
Cash Flows from Financing Activities:		
Advances to related parties - net		(876,284)
Net Cash (Used) in Financing Activities		(876,284)
(Decrease) in Cash and Cash Equivalents		(224,119)
Cash and Cash Equivalents – Beginning of Year		914,237
Cash and Cash Equivalents – End of Year		$ 690,118
Supplemental Cash Flow Disclosure:		
Cash Paid for Interest		$ 12,079
Cash Paid for Income Taxes		$ 17,605
Supplemental Disclosure of Non-Cash Financing Activities:		
Application of Income Taxes Payable Against Due from Parent		$ 169,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Domestic Securities, Inc., (the "Company") is a registered broker/dealer engaged primarily in securities trading and the operation of an electronic communications network ("ECN"). The Company is a wholly owned subsidiary of a privately owned corporation ("the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

Securities owned and securities sold but not yet purchased are stated at fair market value and represent equity securities in which the Company acts as market maker and performs proprietary trading. Securities owned and securities sold but not yet purchased consist of equity securities.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transaction result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Unrealized gains and losses on securities are reflected in the statement of income.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to five years.

Depreciation expense was $137,804 for the year ended June 30, 2005.

Estimated Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or amounts which, because of their short-term nature, approximate fair value.

Brokerage receivables and payables are recorded at contracted amounts which approximate fair value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Advertising

The Company records advertising expense as incurred. Advertising expense was $4,656 for the year ended June 30, 2005.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

The Company records client transactions on a trade date basis.

The Company records revenues from its ECN subscribers and non-subscribers on a transaction date basis.

Reclassifications

Certain items in these financial statements have been reclassified to conform to the current period presentation.

NOTE 2 - Brokerage Receivables and Payables

Receivable from brokers consist of the following:

Clearing broker deposit receivable	$ 2,726,033
Receivable from brokers – ECN fees	1,189,999
Receivable from brokers – Commissions	659,383
	$ 4,575,415

Payable to clearing broker represents net amounts owed on security positions.

NOTE 3 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 76,817
Office Equipment and Computers	513,924
Leasehold Improvements	4,682
	595,423
Less: Accumulated Depreciation	393,497
	$ 201,926

NOTE 4 - Receivable from Related Parties

Receivable from related parties consist of advances made to the Company's parent and other affiliates. These loans are unsecured, bear interest at 4% per annum and have no specific repayment terms. Interest income of $84,846 was recognized for the year ended June 30, 2005.

NOTE 5 - Related Party Transactions

The Company rents its Montvale, New Jersey office facilities from a related company on a month-to-month basis. Rent paid to this related company approximated $335,000 for the year ended June 30, 2005.

The Company paid on affiliate approximately $802,000 during the year ended June 30, 2005 for technical support services. Such services consist primarily of salaries, communication costs and other operating expenses.

NOTE 6 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At June 30, 2005, the Company's net capital was $2,246,105, which exceeded its minimum net capital requirement by $1,246,105 and its net capital ratio was 74.21%.

NOTE 7 - Commitments and Contingencies

Legal

The Company is involved in legal proceedings and claims which arise in the ordinary course of its business. Management cannot determine the outcome of these proceedings and claims at this time and believes that the outcome of any such litigation and claims would not result in any material adverse effect on the Company's financial position or results of operations.

The Company is a defendant in a lawsuit whereby the plaintiff is seeking approximately $315,000 plus other costs and fees and treble damages. The case arises from the provision of legal and accounting services rendered by plaintiffs in an ongoing litigation instituted by the defendants, including the Company, against certain officers and directors of a public company the securities of which the Company makes a market. The Company was not a party to a retainer agreement with plaintiffs, believes it has good and meritorious defenses to plaintiffs' claims, and intends to vigorously defend this case.

ATTAIN ECN

The Company operates the ATTAIN ECN pursuant to a no-action letter originally issued by the SEC in February 1998, which granted no-action relief through the period ending April 15, 1998. In April 1998, the no-action relief was further extended in a series of letters through October 6, 2005. The no-action letter, as extended, is conditioned upon the continued compliance with the terms expressed in the earlier no-action letters, which include, but are not limited to, rapid response time to orders by the ATTAIN ECN, periodic review of the capacity and integrity of the system and compliance with restrictions on maximum transaction fees.

NOTE 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guideline. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At June 30, 2005, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 9 - Income Taxes

The Company and its Parent and subsidiaries are members of a group of affiliated companies which join in filing a consolidated Federal income tax return. In addition, the Company also files separate state and local tax returns.

Each company in the consolidated group pays its share of Federal income taxes based on its taxable income. Members with losses record tax benefits to the extent such losses are recognized in the consolidated Federal tax return. Federal taxes are paid to, or received from, the Parent based upon each Company's unconsolidated taxable income or loss. State and local corporate taxes are paid on a separate basis by each company. For the year ended June 30, 2005, the Company's current provision for income taxes was as follows:

Federal	$ 169,000
State	55,000
	$ 224,000

NOTE 10 - Sale of ATTAIN ECN

In May 2005 the Company entered into an agreement to sell the ATTAIN ECN, for cash, to a publicly held corporation. The consummation of this transaction is subject to regulatory approval and the satisfaction of certain other customary conditions.

A copy of the Firm's Statement of Financial Condition as at June 30, 2005, pursuant to S.E.C. Rule 17a-5, is available for inspection at the Firm's office and at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

DOMESTIC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JUNE 30, 2005

CREDIT ITEMS:		
Total stockholders' equity		$ 6,582,108
DEBIT ITEMS:		
Property and equipment - net	$ 201,926	
Brokerage receivables	1,189,999	
Other investments	220,400	
Receivable from related parties	2,491,973	
Other assets	62,254	
Security deposits	11,804	
Total Debit Items		4,178,356
Net Capital Before Haircuts		2,403,752
Haircuts on Securities:		
Other securities		157,647
Net Capital		2,246,105
Less: Minimum net capital requirement		1,000,000
Remainder: Net capital in excess of all requirements		$ 1,246,105

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$1,666,775	74.21%
Divided by: Net Capital	$2,246,105	

Aggregate Indebtedness:	
Accounts payable	$ 924,009
Accrued expenses	687,766
Income taxes payable	55,000
	$1,666,775

SCHEDULE 2.

DOMESTIC SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JUNE 30, 2005

Net capital - per Company's unaudited X-17A-5 Part II A Filing		$ 2,602,574
Adjustments:		
Decrease in cash and cash equivalents	$(123,416)	
Increase in brokerage receivables	97,839	
Decrease in securities owned	(9,460)	
Increase in haircuts	(18,097)	
Increase in accrued expenses	(303,335)	(356,469)
Net capital - per report pursuant to Rule 17a-5(d)		$ 2,246,105

To the Officers and Directors
Domestic Securities, Inc.
Montvale, New Jersey

Gentlemen:

In planning and performing our audit of the financial statements of Domestic Securities, Inc. for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Domestic Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Domestic Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 7, 2005